UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Image Entertainment, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

452439201

(CUSIP Number)

JH Evergreen Management, LLC

451 Jackson Street

San Francisco, California 94111

(415) 364-0300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 8, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

SCHEDULE 13D

CUSIP No. 452439201

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) JH Evergreen Management, LLC (IRS ID # 26-3599323)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) BK

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 209,219,400 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 209,219,400 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 209,219,400 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 88.7%(1)

14	Type of Reporting Person (See Instructions) OO

(1)   Based on an aggregate of 26,605,718 shares of Common Stock outstanding as reported by Image Entertainment, Inc. in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on June 29, 2010.

SCHEDULE 13D

CUSIP No. 452439201

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) JH Partners Evergreen Fund, L.P. (IRS ID # 26-3599381)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) BK

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 178,201,702 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 178,201,702 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 178,201,702 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 87.0%(1)

14	Type of Reporting Person (See Instructions) PN

(1)   Based on an aggregate of 26,605,718 shares of Common Stock outstanding as reported by Image Entertainment, Inc. in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on June 29, 2010.

SCHEDULE 13D

CUSIP No. 452439201

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) JH Investment Partners III, LP (IRS ID # 26-4149693)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) BK

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 21,254,607 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 21,254,607 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,254,607 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 44.4%(1)

14	Type of Reporting Person (See Instructions) PN

(1)   Based on an aggregate of 26,605,718 shares of Common Stock outstanding as reported by Image Entertainment, Inc. in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on June 29, 2010.

SCHEDULE 13D

CUSIP No. 452439201

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) JH Investment Partners GP Fund III, LLC (IRS ID # 26-4419021)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) BK

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,763,091 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 9,763,091 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,763,091 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 26.8%(1)

14	Type of Reporting Person (See Instructions) OO

(1)   Based on an aggregate of 26,605,718 shares of Common Stock outstanding as reported by Image Entertainment, Inc. in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on June 29, 2010.

SCHEDULE 13D

CUSIP No. 452439201

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) John C. Hansen

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) BK

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 209,219,400 shares(1)

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 209,219,400 shares(1)

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 209,219,400 shares(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 88.7%(2)

14	Type of Reporting Person (See Instructions) IN

(1)   Mr. Hansen disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission for purposes of Sections 13(d) or 13(g) or any other purpose.

(2)   Based on an aggregate of 26,605,718 shares of Common Stock outstanding as reported by Image Entertainment, Inc. in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on June 29, 2010.

CUSIP No. 452439201

Item 1.                                                          Security and Issuer.

This Statement relates to shares of common stock, par value $0.0001 per share (the “Common Stock”), of Image Entertainment, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 20525 Nordhoff Street, Suite 200, Chatsworth, California 91311.

Item 2.                                                          Identity and Background.

(a)                                  This Statement is being filed by JH Evergreen Management, LLC, a Delaware limited liability company (“JH Evergreen Management”), JH Partners Evergreen Fund, L.P., a Delaware limited partnership (“JH Evergreen”), JH Investment Partners III, LP, a Delaware limited partnership (“JHIP III”), JH Investment Partners GP Fund III, LLC, a Delaware limited liability company (“JHIP GP III”), and Mr. John C. Hansen, a United States citizen (“Mr. Hansen”).  JH Evergreen Management, JH Evergreen, JHIP III, JHIP GP III and Mr. Hansen (collectively, the “Reporting Persons”) are filing this statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and not as separate persons.

Mr. Hansen is the Managing Member of JH Evergreen Management.  JH Evergreen Management is the sole general partner of JH Evergreen and JHIP III and is the sole manager of JHIP GP III.

(b)                                 The address of each Reporting Person is 451 Jackson Street, San Francisco, CA 94111.

(c)                                  The principal business of each of JH Evergreen Management, JH Evergreen, JHIP III and JHIP GP III is investment advising, making investments and managing assets.  Mr. Hansen’s principal occupation is as President of JH Partners, LLC, a Delaware limited liability company, and Managing Member of JH Evergreen Management.

(d)                                 During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations and other similar misdemeanors).

(e)                                  During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                    Mr. Hansen is a United States citizen.

Item 3.                                                          Source and Amount of Funds or Other Consideration.

On December 21, 2009, the Issuer entered into a Securities Purchase Agreement with JH Partners, LLC, as the investor representative, and JH Evergreen, JHIP III and JHIP GP III (collectively, the “Investors”), as amended December 24, 2009, December 30, 2009 and January 20, 2010 (as amended, the “SPA”). Pursuant to the SPA, on January 8, 2010 the Issuer completed the sale to the Investors of 22,000 shares of a newly authorized series of the Issuer’s capital stock entitled Series B Cumulative Preferred Stock, par value $0.0001 per share (the “Series B Preferred”), and 196,702 shares of a newly authorized series of the Issuer’s capital stock entitled Series C Junior Participating Preferred Stock, par value $0.0001 per share (the “Series C Preferred” and together with the Series B Preferred, the “Preferred Shares”), for an aggregate purchase price of $22.0 million in cash (the “Closing”).  The source of the $22.0 million used by the Investors to purchase the Preferred Shares was an advance against a line of credit with Silicon Valley Bank secured by the Investors’ ability to call capital.

CUSIP No. 452439201

Pursuant to the SPA, the Investors received the right (the “Purchase Right”) to purchase up to an additional 7,400 shares of Series B Preferred and 66,163.4 shares of Series C Preferred for an aggregate purchase price of $7.4 million. The 7,400 shares of Series B Preferred and the 66,163.4 shares of Series C Preferred are hereinafter collectively referred to as the “Additional Preferred Shares.” The Purchase Right was evenly divided into two equal tranches, consisting of 3,700 shares of Series B Preferred and 33,081.7 shares of Series C Preferred.  The Investors had the right, at any time during the period commencing on the Initial Closing Date and ending at 5:00 p.m. (PST) on the date 120 days after the Initial Closing Date, to exercise the first tranche in whole or in part and in one or more instances.  The Investors’ rights under the first tranche have expired unexercised.  The Investors continue to have the right, at any time during the period commencing on the Initial Closing Date and ending at 5:00 p.m. (PST) on the date that is 360 days after the Initial Closing Date, to exercise the second tranche in whole or in part and in one or more instances. The decision to exercise the Purchase Right for the second tranche will be made by the Investors in their sole discretion, and the Investors are not required to exercise the Purchase Right.  The net proceeds from the sale of any Additional Preferred Shares may only be used by the Issuer to (i) acquire rights to additional audio and video entertainment programming, (ii) repay any over-advance under the Issuer’s Loan and Security Agreement, as amended (the “Loan Agreement”), with Wachovia Capital Finance Corporation (Western), as agent for the lenders (“Wachovia”), and the other lenders thereto or (iii) repay accounts payable incurred by the Issuer in the ordinary course of business.

The Series C Preferred is convertible, at the holder’s option, into shares of Common Stock at a ratio of 1,000 shares of Common Stock for each share of Series C Preferred (subject to adjustment).  Unless the conversion ratio is adjusted, the conversion of the initial 196,702 shares of Series C Preferred would result in the issuance of 196,702,000 shares of Common Stock and the conversion of the 33,081.7 shares of Series C Preferred covered by the second tranche would result in the issuance of 33,081,700 shares of Common Stock, for a total of 229,783,700 shares of Common Stock. If at any time a holder of Series C Preferred seeks to convert shares of Series C Preferred and the Issuer does not have sufficient authorized but unissued shares of Common Stock available to effect such conversion, the Issuer must promptly (i) take all action within its control to cause a sufficient number of additional shares to be authorized and (ii) issue to the holder all of the shares of Common Stock that are available to effect such conversion.  The number of shares of Series C Preferred sought to be converted that exceeds the amount that is then convertible into available shares of Common Stock will not be convertible until the date additional shares are authorized to permit such conversion.  The Series C Preferred will automatically convert into shares of the Common Stock when there are sufficient authorized but unissued shares of Common Stock to effect the conversion in full of the Series C Preferred Stock after taking into account shares reserved for issuance upon exercise of outstanding rights, warrants and options and upon conversion of outstanding convertible securities.  As of the date hereof, the Issuer had 31,970,318 shares of Common Stock outstanding or reserved for issuance, not including shares of Common Stock reserved for issuance upon conversion of shares of Series C Preferred.  As a result, only 68,029,682 shares of Common Stock are authorized and not issued or reserved for issuance, which amount is not sufficient to allow the conversion in full of the Series C Preferred issued on the Initial Closing Date plus the shares of Series C Preferred issuable upon the Investor’s exercise of the Purchase Right.

See Item 5.

Item 4.                                                         Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock for investment purposes.  The Reporting Persons evaluate their investment in the shares of Common Stock on a continuing basis.  The Reporting Persons currently have no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.  The Reporting

CUSIP No. 452439201

Persons may, however, from time to time in their discretion, review or reconsider their position with respect to the shares of Common Stock and any such matters.  The Reporting Persons retain the right to (a) change their investment intent, (b) make further acquisitions of shares of Common Stock from one or more sellers in the open market or otherwise, (c) dispose of all or a portion of the Shares in the open market or otherwise, (d) acquire or dispose of beneficial ownership of other securities of the Issuer, (e) review the performance of the Issuer with the Issuer’s management and/or the board of directors, (f) communicate with other stockholders of the Issuer, and/or (g) take any other action with respect to the Issuer, its stockholders or any of the Issuer’s debt or equity securities, including, but not limited to, the Shares, in any manner permitted by law.

Pursuant to the closing conditions of the SPA, on January 7, 2010, each member of the then-current board of directors of the Issuer (the “Board”), which included Ira S. Epstein, Gary Haber, M. Trevenen Huxley and Robert J. McCloskey, resigned from the Board effective immediately after the closing of the issuance of the initial shares of preferred stock of the Issuer pursuant to the SPA (the “Closing”).  On January 7, 2010, the then-current Board appointed Theodore Green, Patrick Collins and Michael John to the Board effective immediately after the Closing.  Mr. John is the sole Class I director, Mr. Collins is the sole Class II director and Mr. Green is the sole Class III director.  The Investors designated Theodore S. Green, Patrick M. Collins and Michael John to be elected.  Mr. Collins and Mr. John are employed by JH Partners, LLC.

Item 5.                                                         Interest in Securities of the Issuer.

(a)-(b) JH Evergreen Management has the sole voting and dispositive power with respect to 209,219,400 shares of Common Stock, representing approximately 88.7% of the issued and outstanding shares of Common Stock, based on an aggregate of 26,605,718 shares of Common Stock outstanding as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on June 29, 2010.  The Series C Preferred votes together as one class with the Common Stock (except as provided by law or the Issuer’s certificate of incorporation), and entitles the holder to 1,000 votes for each share held (subject to adjustment upon the occurrence of the same events set forth above for adjustments to the dividend amount to which holders are entitled), on all matters submitted to a vote of stockholders.  After the issuance of the Series C Preferred shares and assuming the issuance of the Series C Preferred shares subject to the Purchase Right, JH Evergreen Management beneficially owns 88.7% of the Issuer’s outstanding voting securities.

As noted above, the number of shares of Series C Preferred sought to be converted that exceeds the amount that is then convertible into available shares of Common Stock will not be convertible until the date additional shares are authorized to permit such conversion. As of the date hereof, the Issuer did not have sufficient authorized but unissued shares of Common Stock available to effect the conversion in full of the Series C Preferred Stock to be issued on the Initial Closing Date or upon the Investor’s exercise of the Additional Purchase Right.  If the funds controlled by JH Evergreen Management converted the maximum number of shares of Series C Preferred they beneficially own into the maximum number of shares of Common Stock available, they would receive 68,029,682 shares of Common Stock, representing 71.8% of the outstanding shares of Common Stock.

JH Evergreen has the sole voting and dispositive power with respect to 178,201,702 shares of Common Stock, representing approximately 87.0% of the issued and outstanding shares of Common Stock, based on an aggregate of 26,605,718 outstanding shares of Common Stock.  After the issuance of the Series C Preferred shares and assuming the issuance of the Series C Preferred shares subject to the Purchase Right, JH Evergreen beneficially owns 87.0% of the Issuer’s outstanding voting securities.

CUSIP No. 452439201

As noted above, the number of shares of Series C Preferred sought to be converted that exceeds the amount that is then convertible into available shares of Common Stock will not be convertible until the date additional shares are authorized to permit such conversion. As of the date hereof, the Issuer did not have sufficient authorized but unissued shares of Common Stock available to effect the conversion in full of the Series C Preferred Stock to be issued on the Initial Closing Date or upon the Investor’s exercise of the Additional Purchase Right.  If JH Evergreen converted the maximum number of shares of Series C Preferred it beneficially owns into the maximum number of shares of Common Stock available, it would receive 68,029,682 shares of Common Stock, representing 71.8% of the outstanding shares of Common Stock.

JHIP III has the sole voting and dispositive power with respect to 21,254,607 shares of Common Stock, representing approximately 44.4% of the issued and outstanding shares of Common Stock, based on an aggregate of 26,605,718 outstanding shares of Common Stock.  After the issuance of the Series C Preferred shares and assuming the issuance of the Series C Preferred shares subject to the Purchase Right, JHIP III beneficially owns 44.4% of the Issuer’s outstanding voting securities.

JHIP GP III has the sole voting and dispositive power with respect to 9,763,091 shares of Common Stock, representing approximately 26.8% of the issued and outstanding shares of Common Stock, based on an aggregate of 26,605,718 outstanding shares of Common Stock.  After the issuance of the Series C Preferred shares and assuming the issuance of the Series C Preferred shares subject to the Purchase Right, JHIP GP III beneficially owns 26.8% of the Issuer’s outstanding voting securities.

Mr. Hansen has the sole voting and dispositive power with respect to 209,219,400 shares of Common Stock, representing approximately 88.7% of the issued and outstanding shares of Common Stock, based on an aggregate of 26,605,718 outstanding shares of Common Stock.  After the issuance of the Series C Preferred shares and assuming the issuance of the Series C Preferred shares subject to the Purchase Right, Mr. Hansen beneficially owns 88.7% of the Issuer’s outstanding voting securities.

As noted above, the number of shares of Series C Preferred sought to be converted that exceeds the amount that is then convertible into available shares of Common Stock will not be convertible until the date additional shares are authorized to permit such conversion. As of the date hereof, the Issuer did not have sufficient authorized but unissued shares of Common Stock available to effect the conversion in full of the Series C Preferred Stock to be issued on the Initial Closing Date or upon the Investor’s exercise of the Additional Purchase Right.  If the funds controlled by Mr. Hansen converted the maximum number of shares of Series C Preferred they beneficially own into the maximum number of shares of Common Stock available, they would receive 68,029,682 shares of Common Stock, representing 71.8% of the outstanding shares of Common Stock.

(c) See Item 3 above.

On April 14, 2010, Theodore S. Green, John Avagliano, Ray Gagnon and Producers Sales Organization (“Producers Sales”) purchased shares of the Company’s Series B Preferred Stock and Series C Preferred Stock from JH Evergreen, JHIP III and JHIP GP III.  Mr. Green purchased 1,000 shares of Series B Preferred Stock and 8,941 shares of Series C Preferred Stock for an aggregate purchase price of $1,029,589.04, Mr. Avagliano purchased 400 shares of Series B Preferred Stock and 3,576.4 shares of Series C Preferred Stock for an aggregate purchase price of $411,835.62, Mr. Gagnon purchased 50 shares of Series B Preferred Stock and 447.5 shares of Series C Preferred Stock for an aggregate purchase price of $51,479.452 and Producers Sales purchased 850 shares of Series B Preferred Stock and 7,599.85 shares of Series C Preferred Stock for an aggregate purchase price of $875,150.69.

CUSIP No. 452439201

(d) No other person is known to have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of such shares of Common Stock.

(e)  Not applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 3 above for a description of the Purchase Right.

On April 14, 2010, in connection with the Stock Sale, JH Evergreen, JHIP III and JHIP GP III (collectively, the “JH Stockholders”) entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”) with the Issuer, Messrs. Green, Avagliano and Gagnon, and Producers Sales.  Messrs. Green, Avagliano and Gagnon, and Producers Sales are referred to herein as the “Management Stockholders,” and the Management Stockholders and the JH Stockholders are referred to herein as the “Stockholders.” In addition to imposing customary transfer restrictions on Company capital stock held by the Stockholders, the Stockholders’ Agreement includes agreements among the Stockholders regarding tag-along rights, whereby Stockholders have the right to participate in sales of the Company’s capital stock by other Stockholders, subject to specified exceptions.

The Stockholders’ Agreement also includes customary drag-along rights, which provide that if the holders of at least a majority of the Company’s common stock (on a fully diluted basis) elect to consummate a transaction or series of transactions resulting in the sale of at least a majority of the Company’s common stock (on a fully diluted basis) or assets, each other Stockholder shall take all action necessary to consummate such transaction or transactions.  Furthermore, the JH Stockholders agreed to vote in favor of the Company’s new equity incentive plan pursuant to which the Management Stockholders will receive stock options and restricted stock awards at the meeting of stockholders called to approve the equity incentive plan.

In addition, the Stockholders’ Agreement gives the Company a call option on capital stock and vested options held by each of the Management Stockholders, exercisable within 90 days of the termination of employment or consulting engagement of the Management Stockholder.  The exercise price of the call option is based on the fair market value of the underlying shares, except in the case of termination for “cause,” in which case shares underlying equity compensation awards may be purchased at the original acquisition price, if lower.  The call option is assignable by the Company to the other Stockholders.

Except for the Joint Filing Agreement, attached hereto as Exhibit 1, and the Stockholders’ Agreement, attached hereto as Exhibit 13, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                                                           Material to be Filed as Exhibits.

Exhibit 1                                                   Joint Filing Agreement.

Exhibit 2                                                Securities Purchase Agreement, dated December 21, 2009, by and between Image Entertainment, Inc., JH Partners, LLC, as the Investor Representative, and JH Investment Partners Evergreen Fund, L.P., JH Investment Partners III, L.P. and JH Investment

CUSIP No. 452439201

Partners GP Fund III, LLC (incorporated by reference to the Issuer’s Current Report on Form 8-K filed December 22, 2009).

Exhibit 3                                                Amendment to Securities Purchase Agreement, dated December 24, 2009, by and between Image Entertainment, Inc. and JH Partners, LLC (incorporated by reference to the Issuer’s Current Report on Form 8-K filed December 31, 2009).

Exhibit 4                                                Amendment Number 2 to Securities Purchase Agreement, dated December 30, 2009, by and between Image Entertainment, Inc. and JH Partners, LLC (incorporated by reference to the Issuer’s Current Report on Form 8-K filed December 31, 2009).

Exhibit 5                                                Amendment Number 3 to Securities Purchase Agreement, dated December 30, 2009, by and between Image Entertainment, Inc. and JH Partners, LLC (incorporated by reference to the Issuer’s Current Report on Form 8-K filed January 20, 2010).

Exhibit 6                                                Loan Agreement dated as of December 24, 2008 by and between Silicon Valley Bank and JH Partners Evergreen Fund, L.P.

Exhibit 7                                                First Amendment Loan Agreement dated as of December 1, 2009 by and between Silicon Valley Bank and JH Partners Evergreen Fund, L.P.

Exhibit 8                                                Second Amendment Loan Agreement dated as of January 5, 2010 by and between Silicon Valley Bank and JH Partners Evergreen Fund, L.P.

Exhibit 9                                                Stock Purchase Agreement dated as of April 12, 2010 by and among JH Evergreen, JHIP III, JHIP GP III and Theodore S. Green.

Exhibit 10                                          Stock Purchase Agreement dated as of April 12, 2010 by and among JH Evergreen, JHIP III, JHIP GP III and Producers Sales.

Exhibit 11                                          Stock Purchase Agreement dated as of April 12, 2010 by and among JH Evergreen, JHIP III, JHIP GP III and John Avagliano.

Exhibit 12                                          Stock Purchase Agreement dated as of April 12, 2010 by and among JH Evergreen, JHIP III, JHIP GP III and Ray Gagnon.

Exhibit 13                                          Stockholders’ Agreement among the Issuer, JH Evergreen, JHIP III, JHIP GP III, Theodore S. Green, John Avagliano, Ray Gagnon and Producers Sales Organization.

CUSIP No. 452439201

SIGNATURE

After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2010	JH EVERGREEN MANAGEMENT, LLC

	By:	/s/ John C. Hansen
Name: John C. Hansen
Its: Managing Member

JH PARTNERS EVERGREEN FUND, L.P.

	By:	JH Evergreen Management, LLC
Its: General Partner

	By:	/s/ John C. Hansen
Name: John C. Hansen
Its: Managing Member

JH INVESTMENT PARTNERS III, L.P.

	By:	JH Evergreen Management, LLC
Its: General Partner

	By:	/s/ John C. Hansen
Name: John C. Hansen
Its: Managing Member

JH INVESTMENT PARTNERS GP FUND III, LLC

	By:	JH Evergreen Management, LLC
Its: Manager

	By:	/s/ John C. Hansen
Name: John C. Hansen
Its: Managing Member

JOHN C. HANSEN

/s/ John C. Hansen
John C. Hansen

CUSIP No. 452439201

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement.
Exhibit 2

Securities Purchase Agreement, dated December 21, 2009, by and between Image Entertainment, Inc., JH Partners, LLC, as the Investor Representative, and JH Investment Partners Evergreen Fund, L.P., JH Investment Partners III, L.P. and JH Investment Partners GP Fund III, LLC (incorporated by reference to the Issuer’s Current Report on Form 8-K filed December 22, 2009).

Exhibit 3

Amendment to Securities Purchase Agreement, dated December 24, 2009, by and between Image Entertainment, Inc. and JH Partners, LLC (incorporated by reference to the Issuer’s Current Report on Form 8-K filed December 31, 2009).

Exhibit 4

Amendment Number 2 to Securities Purchase Agreement, dated December 30, 2009, by and between Image Entertainment, Inc. and JH Partners, LLC (incorporated by reference to the Issuer’s Current Report on Form 8-K filed December 31, 2009).

Exhibit 5

Amendment Number 3 to Securities Purchase Agreement, dated December 30, 2009, by and between Image Entertainment, Inc. and JH Partners, LLC (incorporated by reference to the Issuer’s Current Report on Form 8-K filed January 20, 2010).

Exhibit 6	Loan Agreement dated as of December 24, 2008 by and between Silicon Valley Bank and JH Partners Evergreen Fund, L.P.
Exhibit 7	First Amendment Loan Agreement dated as of December 1, 2009 by and between Silicon Valley Bank and JH Partners Evergreen Fund, L.P.
Exhibit 8	Second Amendment Loan Agreement dated as of January 5, 2010 by and between Silicon Valley Bank and JH Partners Evergreen Fund, L.P.
Exhibit 9	Stock Purchase Agreement dated as of April 12, 2010 by and among JH Evergreen, JHIP III, JHIP GP III and Theodore S. Green.
Exhibit 10	Stock Purchase Agreement dated as of April 12, 2010 by and among JH Evergreen, JHIP III, JHIP GP III and Producers Sales.
Exhibit 11	Stock Purchase Agreement dated as of April 12, 2010 by and among JH Evergreen, JHIP III, JHIP GP III and John Avagliano.
Exhibit 12	Stock Purchase Agreement dated as of April 12, 2010 by and among JH Evergreen, JHIP III, JHIP GP III and Ray Gagnon.
Exhibit 13	Stockholders’ Agreement among the Issuer, JH Evergreen, JHIP III, JHIP GP III, Theodore S. Green, John Avagliano, Ray Gagnon and Producers Sales Organization.